SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 27, 2005, notifying of the payment of interest corresponding to the Issue of USD 71,375,350 Notes due in 2006 by the Company.

2	Letter to the Buenos Aires Stock Exchange dated December 27, 2005, regarding payment of its corporate bonds.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, December 27, 2005

Messrs.
Bolsa de Comercio
de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Notice on Interest Payment

Dear Sirs,

     I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the applicable regulations I hereby serve upon you notice of gai.

9.875%, USD 71,375,350 Notes due in 2006

a)	Place for Payment:
Payment Agent: The Bank of New York, 101 Barclay Street, New York, 10286

b)	Hours for Payment: Banking Hours.

c)	Start Date of Payment: January 1, 2006 or following business days

d)	Applicable Interest Rate: 4.9375% (Interest payable USD 3,524,157.91)

e)	Period on which payment is applicable: Period starting as of July 1, 2005 and ending at January 1, 2006.

Yours sincerely,

Item 2
Telefónica de Argentina S.A.

Buenos Aires, December 27, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref .: Relevant fact. Cancellation of Class 3 CBs repurchase

Dear Sirs,

     I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in order to inform that on December 20, 2005, the Company proceeded to pay off its corporate bonds as follows:

Class 3 Fixed Rate Series Coupon 8% due in February 2006, Par Value $ 51,781,480.

     Likewise, on December 26, 2005 said corporate bonds were paid off. Therefore the remaining outstanding amount is Par Value $ 103,850,868.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 28, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel